CUSIP No. 03237H101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Amylyx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03237H101

(CUSIP Number)

Morningside Venture Investments Limited

C/O THC Management Services S.A.M.,

2nd Floor,

Le Prince De Galles

3-5 Avenue Des Citronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Daniel White, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03237H101

(1)	Names of Reporting Persons Morningside Venture Investments Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,678,808
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,678,808
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,678,808
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 18.9% (1)
(14)	Type of Reporting Person (See Instructions) CO

(1)

Based on 56,466,013 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported in the Issuer’s Prospectus dated January 6, 2022, filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2022.

CUSIP No. 03237H101

(1)	Names of Reporting Persons MVIL, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,621,544
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,621,544
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,544
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.9% (1)
(14)	Type of Reporting Person (See Instructions) CO

(1)

Based on 56,466,013 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported in the Issuer’s Prospectus dated January 6, 2022, filed with the SEC on January 10, 2022.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,678,808
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,678,808
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,678,808
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 18.9% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 56,466,013 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported in the Issuer’s Prospectus dated January 6, 2022, filed with the SEC on January 10, 2022.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Jill Marie Franklin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,678,808
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,678,808
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,678,808
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 18.9% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 56,466,013 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported in the Issuer’s Prospectus dated January 6, 2022, filed with the SEC on January 10, 2022.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Peter Stuart Allenby Edwards
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,678,808
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,678,808
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,678,808
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 18.9% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 56,466,013 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported in the Issuer’s Prospectus dated January 6, 2022, filed with the SEC on January 10, 2022.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Cheung Ka Ho
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,678,808
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,678,808
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,678,808
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 18.9% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 56,466,013 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported in the Issuer’s Prospectus dated January 6, 2022, filed with the SEC on January 10, 2022.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Cheng Yee Wing
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,621,544
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,621,544
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,544
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.9% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 56,466,013 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported in the Issuer’s Prospectus dated January 6, 2022, filed with the SEC on January 10, 2022.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Wong See Wai
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,621,544
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,621,544
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,544
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.9% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 56,466,013 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported in the Issuer’s Prospectus dated January 6, 2022, filed with the SEC on January 10, 2022.

CUSIP No. 03237H101

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.0001 per share (the “Common Stock”), of Amylyx Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 43 Thorndike St., Cambridge, Massachusetts 02141. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Morningside Venture Investments Limited, a British Virgin Islands exempted company (“Morningside”), with respect to the Common Stock directly and beneficially owned by it;

(ii)	MVIL, LLC, a Delaware limited liability company (“MVIL”), with respect to the Common Stock directly and beneficially owned by it;

(iii)	Frances Anne Elizabeth Richard, with respect to the Common Stock beneficially owned by her as a result of her position as a director with Morningside;

(iv)	Jill Marie Franklin, with respect to the Common Stock beneficially owned by her as a result of her position as a director with Morningside;

(v)	Peter Stuart Allenby Edwards, with respect to the Common Stock beneficially owned by him as a result of his position as a director with Morningside;

(vi)	Cheung Ka Ho, with respect to the Common Stock beneficially owned by him as a result of his position as a director with Morningside;

(vii)	Cheng Yee Wing, with respect to the Common Stock beneficially owned by her as a result of his position as a manager with MVIL; and

(viii)	Wong See Wai, with respect to the Common Stock beneficially owned by him as a result of his position as a manager with MVIL.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards, and Cheung Ka Ho are the directors of Morningside and share voting and dispositive power with respect to the securities held by Morningside, including by MVIL, its wholly owned subsidiary. Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung each disclaim beneficial ownership of the securities held by Morningside and MVIL. Cheng Yee Wing and Wong See Wai are the managers of MVIL and share voting and dispositive power with respect to the securities held by MVIL. Ms. Cheng and Mr. Wong each disclaim ownership of the securities owned by MVIL. Morningside is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

(b)	The business address of each of the Reporting Persons is:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

CUSIP No. 03237H101

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)

The present principal business of Morningside, MVIL, Ms. Richard, Ms. Franklin, Mr. Edwards, Mr. Cheung, Dr. Cheng, Ms. Cheng and Mr. Wong is the venture capital and private equity investment business.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Persons is as set forth below:

Morningside	British Virgin Islands
MVIL	Delaware
Ms. Richard	United Kingdom
Ms. Franklin	United Kingdom
Mr. Edwards	United Kingdom
Mr. Cheung	Hong Kong

Item 3. Source and Amount of Funds or Other Consideration.

In August 2016, Morningside acquired an aggregate of 1,409,035 shares of Series A redeemable convertible preferred stock of the Issuer (the “Series A Preferred Stock”) for an aggregate purchase price of approximately $1.7 million. All such shares were acquired with working capital.

In July 2017, Morningside acquired $279,985 of convertible promissory notes (the “2017 Notes”), which were convertible into 328,851 shares of Series B Preferred Stock. All such notes were acquired with working capital.

In November 2018, Morningside acquired $4,963,968 of convertible promissory notes (the “2018 Notes”), which were convertible into 3,417,113 shares of Series B Preferred Stock. All such notes were acquired with working capital.

Between January 2020 and April 2020, Morningside acquired $3,644,025 of convertible promissory notes (the “2020 Notes”), which were convertible into 240,577 shares of Series B Preferred Stock. All such notes were acquired with working capital.

The 2017 Notes, 2018 Notes, and 2020 Notes (collectively, the “Old Notes”), absent further actions, were to mature on December 31, 2021.

CUSIP No. 03237H101

In June 2020, Morningside acquired 1,563,333 shares of Series B redeemable convertible preferred stock (the “Series B Preferred Stock”) for an aggregate purchase price of approximately $26.5 million. All such shares were acquired with working capital.

In connection with the Issuer’s Series B financing, the Old Notes automatically converted into an aggregate of 3,986,541 shares of Series B Preferred Stock pursuant to the terms of the Old Notes.

In January 2021, MVIL acquired $13,972,065 of convertible promissory notes (the “2021 Notes”), which were convertible into 1,621,544 shares of Series C-2 redeemable convertible preferred stock (the “Series C-2 Preferred Stock”).

In July 2021, Morningside acquired 974,107 shares of Series C-1 redeemable convertible preferred stock (the “Series C-1 Preferred Stock”), for an aggregate purchase price of approximately $10.0 million. The 2021 Notes automatically converted into shares of Series C-2 Preferred Stock pursuant to their original terms in July 2021 in connection with the Issuer’s Series C-1 Preferred Stock financing.

On January 11, 2021, upon the closing of the Issuer’s initial public offering, Morningside’s convertible preferred stock converted in accordance with its terms into 10,415,650 shares of Common Stock, which consisted of (i) 8,794,106 shares of Common Stock issuable upon conversion of convertible preferred stock held by Morningside, and (ii) 1,621,544 shares of Common Stock issuable upon conversion of preferred stock held by MVIL, a wholly-owned subsidiary of Morningside.

On February 20, 2019, in connection with the Issuer’s initial public offering, Morningside acquired 263,158 shares of Common Stock, for an aggregate purchase price of approximately $5.0 million. Such shares were acquired with working capital.

Item 4. Purpose of Transaction.

The securities reported herein were acquired solely for investment purposes with the aim of increasing the value of the investment and the Issuer. Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 03237H101

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 56,466,013 shares of the Issuer’s Common Stock outstanding following the Issuer’s initial public offering, as reported in the Issuer’s Prospectus dated on January 6, 2022, filed with the SEC on January 10, 2022. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.	Morningside Venture Investments Limited

(a)

As of the date hereof, Morningside beneficially owns 10,678,808 shares of Common Stock, representing a beneficial ownership of approximately 18.9% of the Common Stock. Morningside directly holds 9,057,264 shares of Common Stock and MVIL, its wholly owned subsidiary, holders 1,621,544 shares of Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	10,678,808
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	10,678,808

B.	MVIL, LLC

(a)	As of the date hereof, MVIL beneficially owns 1,621,544 shares of Common Stock, representing a beneficial ownership of approximately 2.9% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,621,544
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,621,544

C.	Frances Anne Elizabeth Richard

(a)	As of the date hereof, Ms. Richard beneficially owns 10,678,808 shares of Common Stock, representing a beneficial ownership of approximately 18.9% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	10,678,808
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	10,678,808

D.	Jill Marie Franklin

(a)	As of the date hereof, Ms. Franklin beneficially owns 10,678,808 shares of Common Stock, representing a beneficial ownership of approximately 18.9% of the Common Stock.

CUSIP No. 03237H101

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	10,678,808
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	10,678,808

E.	Peter Stuart Allenby Edwards

(a)	As of the date hereof, Mr. Edwards beneficially owns 10,678,808 shares of Common Stock, representing a beneficial ownership of approximately 18.9% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	10,678,808
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	10,678,808

F.	Cheung Ka Ho

(a)	As of the date hereof, Mr. Cheung beneficially owns 10,678,808 shares of Common Stock, representing a beneficial ownership of approximately 18.9% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	10,678,808
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	10,678,808

G.	Cheng Yee Wing

(a)	As of the date hereof, Ms. Cheng beneficially owns 1,621,544 shares of Common Stock, representing a beneficial ownership of approximately 2.9% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,621,544
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,621,544

H.	Wong See Wai

(a)	As of the date hereof, Mr. Wong beneficially owns 1,621,544 shares of Common Stock, representing a beneficial ownership of approximately 2.9% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,621,544
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,621,544

(c)	See Item 3.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Morningside and MVIL have agreed not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock for 180 days after January 11, 2022, without first obtaining the written consent of Goldman Sachs & Co. LLC, SVB Leerink LLC and Evercore Group L.L.C., subject to certain exceptions.

CUSIP No. 03237H101

Isaac Cheng, M.D., a director of the Issuer, is an investment professional at Morningside Technology Advisory, LLC, an indirect advisor to Morningside and MVIL and may be deemed to indirectly beneficially own the shares held by Morningside and MVIL. Mr. Cheng has no voting or dispositive power and no investment power over the shares held by the Morningside and MVIL entities and therefore disclaims beneficial ownership of such shares.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

99.2	Lock-Up Agreement, dated April 26, 2021, delivered by Morningside Venture Investments Limited to Goldman Sachs & Co. LLC, SVB Leerink LLC and Evercore Group L.L.C.

99.3	Lock-Up Agreement, dated April 26, 2021, delivered by MVIL, LLC to Goldman Sachs & Co. LLC, SVB Leerink LLC and Evercore Group L.L.C.

CUSIP No. 03237H101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: January 24, 2022

For and on behalf of

MORNINGSIDE VENTURE INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

For and on behalf of

MVIL, LLC

By:	/s/ Cheng Yee Wing
Cheng Yee Wing, Manager

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Cheng Yee Wing
Cheng Yee Wing

/s/ Wong See Wai
Wong See Wai